U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):




[] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: July 30, 1994

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR

For the Transition Period Ended:





      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 Not Applicable



Part I - Registrant Information


Full Name of Registrant: DAIRY MART CONVENIENCE STORES, INC.

Former Name if Applicable



Address of Principal Executive Office (Street and Number)

One Vision Drive

City, State and Zip Code

Enfield, Connecticut 06082






Part II - Rules 12b-25(b) and (c)



      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date;

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III - Narrative


      The Registrant could not file its quarterly report on Form 10-Q for the fiscal quarter ended July 30, 1994 on the prescribed filing date for the following reasons:

      1. On August 25, 1994, the Board of Directors of Dairy Mart Convenience Stores, Inc. (the "Company") removed the President and Chief Executive Officer of the Company. In connection with such removal, certain litigation arose regarding the removal involving the Company, the former President and Chief Executive Officer and members of the Company's senior management and its Board of Directors. Such events are more fully described in the Company's Forms 8-K dated September 7, 1994 and September 13, 1994. The Company's management is still in the process of determining the amount and type of reserves, other accounting entries and accounting disclosures relating to such removal and litigation to be included in the financial statements for the fiscal quarter ended July 30, 1994. As a result, the Company is not able without unreasonable effort or expense to file its Form 10-Q on or prior to the prescribed filing date of September 13, 1994.

Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification

 Gregory G. Landry, Chief Financial Officer
                                           (203)        741-4444
     (Name)                             (Area Code)    (Tel. No.)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        (see attached explanation)

                                                  [X] Yes  [ ] No

     Dairy Mart Convenience Stores, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated this 13th day of September, 1994

                                 DAIRY MART CONVENIENCE STORES, INC.
                                 By /s/ Gregory G. Landry
                                 Gregory G. Landry
                                 Its Executive Vice President and
                                 Chief Financial Officer

              EXPLANATION OF CHANGE IN RESULTS OF OPERATIONS


     As previously announced, the Company anticipates that its financial results to be reported on its consolidated statements of operations for the fiscal quarter ended July 30, 1994 (the "Second 1995 Quarter") will be substantially less favorable than the $2,424,000 of net income reported for the prior year's fiscal quarter ended July 31, 1993 (the "Second 1994 Quarter"). See the Company's Form 8-K dated September 7, 1994. Financial results for the Second 1995 Quarter are expected to be further negatively impacted due to certain expenses ("Removal Expenses") associated with the recent removal of the Company's President and Chief Executive Officer and the related litigation described in Part III of this Form 12b-25.

     Even excluding the Removal Expenses, the Company believes that the financial results for the Second 1995 Quarter will be substantially less favorable than the net income reported for the Second 1994 Quarter due primarily to a decrease in income from operations during the Second 1995 Quarter as compared to the Second 1994 Quarter. Such decrease in income from operations is due primarily to reduced product gross margins from convenience store operations and gasoline. A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q to be filed.